UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HEWLETT PACKARD ENTERPRISE COMPANY
(Exact name of the registrant as specified in its charter)

DELAWARE	001-37483	47-3298624
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

3000 HANOVER STREET, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)

Rishi Varma
Senior Vice President, Deputy General Counsel and Assistant Secretary
(650) 687 5817
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report

Hewlett Packard Enterprise Company (“HPE”) is an industry leading technology company that enables customers to go further, faster. With the industry's most comprehensive portfolio, spanning the cloud to the data center to workplace applications, HPE technology and services help customers around the world make information technology more efficient, more productive and more secure. HPE customers range from small and medium-sized businesses to large global enterprises. On November 1, 2016, HPE acquired Silicon Graphics International Corp. (“SGI”). SGI operated as a subsidiary of HPE for the last two months of the reporting period and HPE has integrated into this report the results of SGI’s 2016 effort.

Unless otherwise specified or unless the context otherwise requires, references to “we,” “us” or “our” refer to HPE and its consolidated subsidiaries including SGI. Terms or phrases that are italicized the first time they appear have the meanings given in Item 1.01 of Form SD.

As part of HPE’s commitment to sustainability, HPE’s suppliers are expected to conduct their worldwide operations in a socially and environmentally responsible manner pursuant to HPE’s Supply Chain Social and Environmental Responsibility Policy. The policy contains a section on conflict minerals and is available at http://www8.hp.com/us/en/hpe/hp-information/livingprogress/humanprogress/supplier-ser-requirements.html. HPE is applying these expectations to SGI suppliers as well.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our 2016 products originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”), or were conflict minerals from recycled or scrap sources. To make this determination, downstream companies like HPE must obtain and review sourcing information on the entities reported to provide necessary conflict minerals contained in our products in the form of gold or the derivatives tin, tantalum, or tungsten (collectively, “3TG”). We asked our direct suppliers to provide us with relevant information and to report to us the entities that were providing necessary conflict minerals to them or their suppliers. HPE’s Social and Environmental Responsibility requirements for suppliers, which include conflict minerals due diligence and reporting obligations, are incorporated into contracts with direct suppliers.

Our RCOI included:

•                  reaching out to 394 of our direct suppliers to inquire about whether they are direct suppliers of materials, parts, components or products containing necessary conflict minerals (“3TG Direct Suppliers”);

•	receiving confirmation from 175 of the direct suppliers that they are 3TG Direct Suppliers;

•                  requiring that 3TG Direct Suppliers use the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “Template”) to collect and provide information from their supply chains to identify the entities recognized by CFSI to be smelters, refiners, recyclers or scrap processors of 3TG (“3TG facilities”); and, in relation to smelters and refiners, we ask our direct suppliers to collect and provide available information on the origin of necessary conflict minerals;

•                  conducting analysis of 3TG Direct Suppliers’ submissions for completeness and consistency;

•	specifying any deficiencies for our 3TG Direct Suppliers to address in their submissions;

•                  providing training and education, as necessary, to support 3TG Direct Suppliers in completing the Template;

•                 obtaining acceptable responses from 3TG Direct Suppliers estimated to represent 98% of our 2016 spend with such suppliers;

•                  reviewing any information available through our membership in CFSI (member ID HPE) on countries of origin or recycled and scrap sourcing for the entities reported; and

•                  engaging an external expert to review other publicly available information to further assist us in evaluating whether or not reported entities may have sourced from the Covered Countries or may source only conflict minerals from recycled or scrap sources.

For 2016, we have determined with respect to our products containing necessary conflict minerals that we know or have reason to believe that some of the necessary conflict minerals from 3TG facilities originated or may have originated in the Covered Countries and may not be conflict minerals from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of necessary conflict minerals from these 3TG facilities and have prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2016 will be publicly available electronically for a period of one year at www.hpe.com/info/conflictminerals.

Item 1.02                                           Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2016 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01                                           Exhibits

Exhibit 1.01                           Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEWLETT PACKARD ENTERPRISE COMPANY

May 26, 2017	By:	/s/ JOHN F. SCHULTZ
	Name:	John F. Schultz
	Title:	Executive Vice President,
General Counsel and Secretary

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